SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

AMENDMENT No. 3

Switchboard Incorporated

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

871045 10 0

(CUSIP Number)

ePresence, Inc.

120 Flanders Road, Westboro, MA 01581-5013

Telephone: 508-898-1000

Attention: Richard M. Spaulding

Senior Vice President and Chief Financial Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

13D

CUSIP No. 871045 10 0	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ePresence, Inc. 04-2798394
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

(Continued on following pages)

13D

CUSIP No. 871045 10 0	Page 3 of 6

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Switchboard Incorporated, a Delaware corporation (“Switchboard” or “Issuer”). The principal executive offices of Switchboard are located at 120 Flanders Road, Westboro, MA 01581-5013.

This amendment is being filed to report developments arising out of a recent transaction.

Pursuant to an Agreement and Plan of Merger, dated as of March 25, 2004 (the “Merger Agreement”), by and among, Infospace, Inc., a Delaware corporation (“Infospace”), Big Book Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Infospace (“Merger Sub”), and the Issuer, effective as of June 3, 2004, the Merger Sub has been merged with and into the Issuer (the “Merger”), with each share of Common Stock having been converted into the right to receive a cash payment of $7.75. Switchboard is the surviving corporation (the “Surviving Corporation”) and is a wholly owned subsidiary of Infospace.

Any statement in this Schedule 13D that is not a statement of historical fact, including any statement containing the term “anticipates,” “expects,” “believes,” “proposed,” or any similar expression, is a forward-looking statement that is subject to change based on a number of risks and uncertainties, including without limitation the trading price of, and strength of the market for, Switchboard Common Stock, unanticipated claims against and liabilities of ePresence or Switchboard, developments in Switchboard’s business, Switchboard’s financial results. ePresence undertakes no obligation to update any forward-looking statement.

Item 2. Identity and Background.

(a)-(c) The name of the corporation filing this statement is ePresence, Inc. ePresence is a Massachusetts corporation (“ePresence” or the “Reporting Person”). ePresence’s principal business is providing Security and Identity Management solutions and other technology-related services. The address of the principal executive offices of ePresence is 120 Flanders Road, Westboro, MA 01581-5013. To the best knowledge of ePresence, set forth on Schedule A attached hereto, which is incorporated herein by reference, is the

•	name, residence or business address
•	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
•	shares of Switchboard Common Stock beneficially owned, and
•	citizenship

of each of ePresence’s directors and executive officers, as of the date of filing this statement. Neither ePresence nor, to the best of ePresence’s knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3. Source and Amount of Funds or Other Consideration.

ePresence acquired ownership of record of its 9,802,421 shares of Switchboard Common Stock on or about July 1, 2003 from its wholly owned subsidiary ePresence Securities Corporation, a Massachusetts corporation (“ESC”), in a liquidating distribution in connection with the liquidation and dissolution of ESC. No consideration was paid by ePresence to ESC in connection therewith. As a result of the consummation of the Merger as of June 3, 2004, ePresence no longer beneficially owns any shares of the Issuer’s Common Stock.

Item 4. Purpose of the Transaction.

(a)—(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(Continued on following pages)

13D

CUSIP No. 871045 10 0	Page 4 of 6

(a)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

(Continued on following pages)

13D

CUSIP No. 871045 10 0	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: June 3, 2004

ePRESENCE, INC.

By:	/s/ RICHARD M. SPAULDING
Name: Richard M. Spaulding Title: Senior Vice President and Chief Financial Officer, Treasurer and Clerk

(Continued on following pages)

13D

CUSIP No. 871045 10 0	Page 6 of 6

Schedule A

NAME	SHARES OF SWITCHBOARD BENEFICIALLY OWNED (1)
EXECUTIVE OFFICERS OF ePRESENCE:
Anthony J. Bellantuoni Senior Vice President, Human Resources	0
William P. Ferry Chairman, Chief Executive Officer and President	0
Scott E. Kitlinski Vice President and Chief Information Officer	0
Scott Silk Senior Vice President and General Manager, Services	0
Richard M. Spaulding Senior Vice President, Chief Financial Officer, Treasurer and Clerk	0

DIRECTORS OF ePRESENCE:
John F. Burton	0
Albert A. Notini	0
John J. Rando	0
Fontaine K. Richardson	0

Robert M. Wadsworth	0

(1) Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Switchboard Common Stock and ePresence Common Stock beneficially owned by such person. The business address of each person is c/o ePresence, Inc., 120 Flanders Rd., Westboro, MA 01581 and the citizenship of each person is the United States of America.